3904 West 3930 South
Salt Lake City, UT 84128

April 15, 2016

United States Securities and Exchange Commission
Washington D.C. 20549

RE:           ALL SOFT GELS, INC.
Amendment No. 3 to Registration Statement on Form S-1
Form S-1 Filed on February 2, 2016
Amendment No. 2 to Registration Statement on Form S-1 Filed on March 30, 2016
File No. 333-209325

Attention:  Suzanne Hayes/Alla Berenshteyn
Dear Ms. Hayes/Ms. Berenshteyn:
Please find enclosed our changes to ALL SOFT GELS, INC.’s Registration Statement filed on February 2, 2016.

Prospectus Summary, page 1

1.   We note your response to comment 2.  Please revise your disclosure to clarify that the NSF and NPA are non-governmental third parties.  Clarify that the SGTI’s GMP Sport for certification applies to their products, as opposed to your products that they manufacture for you.  You may state that your ingredients are not on any banned substance lists but you cannot imply that your product has received certification based on the manufacturer’s certification.

Answer: The NSA and NPA are non-governmental third parties.  SGTI is also certified through NSF’s Athletic Banned Substances program, also known as GMP for Sport™, which means that SGTI products will not contain any ingredients that might be of concern to professional athletes with regard to drug testing. SGTI’s GMP for Sport™ certification only applies to its products and not the product it will manufacture for All Soft Gels, Inc.  However, in keeping with SGTI standards, the soft gel capsule SGTI will manufacture for All Soft Gels, Inc. does not and will contain ingredients on any banned substance list.

Exhibits

2.	Please provide an updated consent from your independent accountant in your next pre-effective amendment.

Answer: A copy of the updated consent form from our independent account, KLJ & Associates, LLP, is attached and the original has been incorporated into Amendment No. 3 to the Registration Statement.

Closing Comments:

Based on the Company’s amendment No. 3 to its S-1 filing dated March 30, 2016, and this response to the comment letter dated April 14, 2016, the Company believes that it has completely responded to the Commission’s comments set forth in the comment letter dated April 14, 2016.  Please review this letter and the amended Registration Statement, and advise whether additional comment is necessary.

Sincerely,

/s/ Gene Nelson
Gene Nelson
President and Chief Executive Officer

ALL SOFT GELS, INC.